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02022834

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR - 1 2002
365
WASH, D.C.
PROCESSING SECTION

SEC FILE NUMBER
8-44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Globalink Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17800 Castleton Street, Suite 630
(No. and Street)

City of Industry, CA 91748
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lui 626-964-7587
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Lui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Globalink Securities, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

3/28/02

Notary Public

JENNY LEUNG
COMM. # 1273340
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. SEPT. 5, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

GLOBALINK SECURITIES, INC.
17800 CASTLETON ST., SUITE 630
CITY OF INDUSTRY, CA 91748

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Globalink Securities, Inc.
City of Industry, California

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2001 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2001 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
March 15, 2002

GLOBALINK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash - checking	$ 20,982	
Savings	89,504	
		$110,486
Securities		1,910
Clearing broker's deposits		106,937
Commissions receivable		13,383
Property net of $18,531 depreciation		76,468
Other assets - non allowable		63,667
TOTAL ASSETS		$372,851

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable		$ 75,861
Accounts payable		38,362
TOTAL LIABILITIES		114,223
SHAREHOLDERS' EQUITY		
Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding)	$ 50,000	
Paid-in capital	1,554,021	
Retained earnings (Deficit)	(1,345,393)	
		258,628
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$372,851

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 2,079,085
OTC Rebate	22,119
Interest income	91,438
Mutual fund including trailers	107,385
Trading profits	12,004
Other income	90,804
TOTAL REVENUES	2,402,835
COST OF SALES	
Clearing house expense	640,536
Commissions	820,939
Quote expense	32,971
TOTAL COSTS	1,494,446
GROSS PROFIT	908,389
OPERATING EXPENSES - SCHEDULE	1,751,187
INCOME (LOSS) BEFORE TAX PROVISION	(842,798)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$(843,598)

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC..
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	5,000	$50,000	$1,018,800	$(501,794)	$567,006
Capital Contributed			751,600		751,600
W/O Inter-Co Loans			(216,379)		(216,379)
Net Income (Loss)				(843,599)	(843,599)
Balance, December 31, 2001	5,000	$50,000	$1,554,021	$(1,345,393)	$258,628

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$(843,598)
Depreciation	10,542
Changes in operating assets and liabilities:	
Clearing brokers' accounts	23,331
Commissions Receivable	159,467
Clearing broker deposit	(51,543)
Accounts receivable - trailers	7,317
Commissions payable	(21,230)
Accounts payable	(12,592)
Other assets	20,490
Net cash provided (used) in operating activities	(707,816)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase - office property	(15,926)
Securities	(1,910)
Total Investing Activities	(17,836)
CASH FLOW FROM FINANCING ACTIVITIES	
Contribution of Capital	751,600
Capital Returned	(18,794)
Total Financing Activities	732,806
NET INCREASE (DECREASE) IN CASH	7,154
Cash: Beginning of the Year	103,332
Cash: End of the Year	$ 110,486

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ 0
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF THE BUSINESS

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company, the parent company of Globalink Securities, Inc.

The Company has four small branch offices: two in New York City, one in Fremont, California and one in McLean, Virginia. In addition, there are several small (principally one person) offices of supervisory jurisdiction - OSJ's.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue upon rendering of services.

B) **Use of Estimates** - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

D) **Advances to Affiliates -** The Company has returned to the parent company the advances made on its behalf. Advances made to the several affiliates are comprised as follows:

Balance beginning of year	$197,585
Current year's advances	18,794
	$216,379

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($100,000) as defined under such provisions. See page 10 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company files a consolidated tax return, on the cash basis, with its parent company. Because of the loss, there is no Federal income tax and a minimum state tax of $800.

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space at its headquarters in the city of Industry, California. Office space is also leased in Taichung, Taiwan for marketing operations. Lease commitments are:

Contingency - The Company is a subject of two arbitration proceedings brought by former customers and an investigation being conducted by a state securities administrator. The company is not in a position to assess the amount of the potential liability that could result from these. However, these matters could result in material adverse financial consequence.

NOTE 7 - SUBSEQUENT EVENT

In 2002, the Company decreased its net capital requirement from $100,000 to $25,000.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Globalink Securities, Inc.
City of Industry, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
March 15, 2002

GLOBALINK SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

EXPENSES	
Accounting	$ 6,806
Advertising and marketing	39,867
Bank service charge/finance charge	3,438
Broker NASD assessment	9,150
Computer supply	19,110
Depreciation	10,542
Dues	119
Employee benefits	625
Insurance	46,966
Internet provider	720
Licenses & permits	4,223
Margin interest expenses	3,176
Marketing fees	13,299
Meals & entertainment	6,287
NASD dispute resolution	3,252
Office expenses	8,278
Office machine rental	21,082
Payroll taxes	69,621
Postage & delivery	8,683
Printing	476
Professional services	142,866
Registrations	31,460
Rent	145,365
Repairs & maintenance	5,391
Salaries	876,577
Seminars & education	1,695
Stationary	3,343
Subscriptions	6,763
T1 line	43,268
Taxes	10,687
Telephone	35,273
Trading loss	79,311
Travel	13,136
Vendor fee	79,653
All other	679
TOTAL EXPENSES	$1,751,187

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC..
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 258,628
Haircut	(287)
Nonallowable assets - page 11	(140,816)
NET CAPITAL	$ 117,525
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 7,619
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 17,525
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 106,103
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 114,223
Percentage of aggregate indebtedness to net capital	97.2%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 140,714
UNRECORDED LIABILITIES	(23,189)
AUDITED	$ 117,525

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS

Excess clearing deposit	$ 681
Property	76,468
Other assets	63,667
	$140,816

See Accompanying Notes to Financial Statements

PART II

GLOBALINK SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Report of Independent Account
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Globalink Securities, Inc.
City of Industry, California

In planning and performing my audit of the financial statements of Globalink Securities, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Globalink Securities, Inc.
City of Industry, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, CPA

Los Angeles, California
March 15, 2002